Exhibit 99.1

Global-e Achieves “Rule of 50” Again with Meaningful GMV,
Revenue and Profit Expansion in the First Quarter of 2026, Raises
Outlook for the Year

GMV Increased 40% YoY and Revenue Increased 33% YoY

Adjusted EBITDA Margins Expanded 330 Basis Points YoY to 19.9%

Raising FY 2026 Outlook Across All Guidance Metrics

PETAH-TIKVA, Israel, May 13, 2026 - Global-e Online Ltd. (Nasdaq: GLBE) the platform powering global direct-to-consumer e-commerce, today reported financial results for the first quarter of 2026.

"The first quarter showed strong momentum, fueled by volume growth from both existing merchants and recently launched brands, translating into GMV growth of 40% and an increase in our Adjusted EBITDA margin to nearly 20%, once again demonstrating the operating leverage inherent in our model," said Amir Schlachet, Founder and CEO of Global-e. "We believe these results and our consistent execution validate our market leadership position. We remain slightly ahead of plan in our progress towards reaching our long-term goals.”

Q1 2026 Financial Results

•	GMV[1] in the first quarter of 2026 was $1,742 million, an increase of 40% year over year

•	Revenue in the first quarter of 2026 was $252.1 million, an increase of 33% year over year, of which service fees revenue was $120.8 million and fulfillment services revenue was $131.3 million

•	Non-GAAP gross profit[2] in the first quarter of 2026 was $118.5 million, an increase of 37% year over year. GAAP gross profit in the first quarter of 2026 was $114.9 million

•	Non-GAAP gross margin[2] in the first quarter of 2026 was 47%, compared to 45.4% in the first quarter of 2025. GAAP gross margin in the first quarter of 2026 was 45.6%

•	Adjusted EBITDA[3] in the first quarter of 2026 was $50.2 million compared to $31.6 million in the first quarter of 2025, up 59% compared with Q1 2025

•	Non-GAAP net profit[4] in the first quarter of 2026 was $46.9 million compared to $32.4 million in the first quarter of 2025. Net profit in the first quarter of 2026 was $30.4 million

•
Free Cash Flow[5] used in the first quarter of 2026 was $72.9 million compared to $72.6 million used in the first quarter of 2025. Net cash used for operating activities in the first quarter of 2026 was $72.6 million.

Recent Business Highlights

•	Strong volume trends from both existing merchants as well as recently launched merchants

•	Continued to develop our Duty Drawback offering, expanding it into new markets and extending the drawback programs in certain markets to allow duty reclaim with additional shipping partners

•	Continued progress on the Shopify white-label Managed Markets Version 2.0 with increasing merchant adoption

o	Expanded the offering into Canada (currently in early access mode) with anticipated expansion into the UK to follow

o	Migrated a large batch of merchants from the legacy version to version 2.0

•	Continued launching with enterprise brands across geographies and verticals in Q1 2026, including:

o	North American brands such as:

◾	Gallery Department, an LA-based streetwear brand; Andie Swim, the fast growing swimwear brand; Fembites, selling woman’s wellness gummy supplements; and Fresh, the LVMH-owned premium skincare brand

o	European and UK brands such as:

◾
Quadrant, the motorsport lifestyle and streetwear brand by F1 world champion Lando Norris; Coperni, the Paris-based womenswear brand; Paraboot, the handcrafted leather shoe maker; Lafaurie Paris, a menswear brand; the online store of the Roland Garros grand slam tennis tournament; and the new Audi Revolut Formula 1 Team

o	APAC brands such as:

◾
Two brands from Tokyo-based Universal Music Japan; Asian Portal, the online exporter of Japanese fishing gear and outdoor equipment; Singaporean fashion brand Something to Hold; Shanghai Tang, the Hong Kong-based luxury fashion brand; and Weber Workshops, the Taiwanese maker of high-end coffee grinders and tools

•	Expanded scope of business with a number of merchants, such as:

o	Alo Yoga - expanded into several additional markets, and enabled Global-e’s Buy Online Pickup In Store (BOPIS) offering into Canada, the UK and several European markets

o	Figs - launched throughout Eastern Europe and expanded in Asia

o	Bandai Namco – expanded to additional markets throughout the Middle East, Africa and Eastern Europe

•	Executed $59 million of share repurchases in Q1 2026. To date, we have repurchased shares in an aggregate amount of approximately $131 million out of the $200 million 2025 share repurchase plan.

Q2 2026 and Full Year Outlook

Global-e is introducing second quarter guidance and is increasing the full year guidance, as follows:

	Q2 2026	FY 2026	Previous FY 2026
(in millions)
GMV (1)	$1,945 - $1,985	$8,530 - $8,880	$8,450 - $8,800
Revenue	$278.5 - $285.5	$1,220 - $1,280	$1,211 - $1,271
Adjusted EBITDA (3)	$55 - $58	$264.5 - $289.5	$259 - $284

1 Gross Merchandise Value (GMV) is a key operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross Profit and Non-GAAP Gross Margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding these metrics.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric, including the reconciliations to Net Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, stock-based compensation expenses, acquisition-related expenses, financial expenses (income), and the tax effects of these adjustments. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

4 Non-GAAP net profit is a non-GAAP financial measure. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric, including the reconciliations to Net Profit (Loss), its most directly comparable GAAP financial measure.

5 Free Cash Flow is a non-GAAP financial measure. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric, including the reconciliations to Operating Cash Flow, its most directly comparable GAAP financial measure.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, May 13, 2026.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free: International Toll:	1-800-717-1738 1-646-307-1865

A live webcast will also be available in the Investor Relations section of Global-e’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

The press release with the financial results will be accessible on the Company’s Investor Relations website prior to the conference call.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues
•
Adjusted EBITDA, which Global-e defines as net profit (loss) adjusted for income tax (benefit) expenses, financial expenses (income) net, stock based compensation expenses, depreciation and amortization, commercial agreement assets amortization, amortization of acquired intangibles, merger related contingent consideration, and acquisition related expenses.

•
Non-GAAP net profit, which Global-e defines as net profit adjusted for stock-based compensation expenses, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses.

•	Non-GAAP net profit per share, which Global-e defines as Non-GAAP net profit divided by GAAP weighted-average shares outstanding, basic and diluted.
•	Free Cash Flow, which Global-e defines as net cash provided by operating activities less the purchase of property and equipment.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

The aforementioned key performance indicators and non-GAAP financial measures are used, in conjunction with GAAP measures, by management and our board of directors to assess our performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, for financial and operational decision-making, to evaluate the effectiveness of Global-e’s business strategies, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non-GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

This press release contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future strategy and projected Q2 2026 and full year 2026 guidance for revenue, GMV, Adjusted EBITDA and other future financial and operational results, growth strategy, long-term financial or operational targets, and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, the launch of large enterprise merchants, our competitive positioning and market leadership, and our ongoing partnership with Shopify, the continued expansion of our value-added services, including Duty Drawback and customs reclaim programs, the anticipated expansion of Managed Markets Version 2.0, go-to-market initiatives, share repurchases, product innovation and platform enhancements, including omnichannel fulfillment capabilities such as Buy Online Pickup In Store (BOPIS), are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “project,” “forecast,” “outlook,” “goal” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, our rapid growth and growth rates in recent periods may not be indicative of future growth; our ability to retain existing merchants and to attract new merchants; our ability to anticipate merchant needs or develop or integrate new functionality or enhance our existing platforms to meet those needs; the impact of imposed tariffs or other trade regulations on our business and financial results; our ability to implement and use artificial intelligence and machine learning technologies successfully; our ability to compete in our industry; our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms; our ability to adapt our platform and services for the Shopify platforms; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; our history of net losses; our ability to manage our growth and manage expansion into additional markets and the introduction of new platforms and offerings; our ability to accommodate increased volumes during peak seasons and events; our ability to effectively expand our marketing and sales capabilities; our expectations regarding our revenue, expenses and operations; our ability to operate internationally; our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices; our operation as a merchant of record for sales conducted using our platform; regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with;
compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions; changes in customers, duty drawback or trade compliance regulations that could affect the availability or scope of our Duty Drawback programs; our business’s reliance on the personal importation model; our ability to securely store personal information of merchants and shoppers; increases in shipping rates; fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations; our ability to offer high quality support; our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms; our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence evolves; our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants; our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies; our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees; litigation for a variety of claims which we may be subject to; the adoption by merchants of a D2C model; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to maintain our corporate culture; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; our ability to accurately estimate judgments relating to our critical accounting policies; changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies; requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so; global events or conditions in individual markets such as financial and credit market fluctuations, war, climate change, and macroeconomic events; risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders;
risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur and you should not place undue reliance on our forward-looking statements. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,500 brands and retailers across North America, EMEA and APAC, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Alan Katz
Global-e Investor Relations
IR@global-e.com

Press Contact:
Allison Grey
Headline Media
allison@headline.media
+1 323 283 8176

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	March 31,
	2025	2026
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$245,860	$175,198
Short-term deposits	302,829	302,884
Accounts receivable, net	55,706	44,149
Prepaid expenses and other current assets	126,470	119,075
Marketable securities	74,147	74,444
Funds receivable, including cash in banks	181,650	116,178
Total current assets	986,662	831,928
Property and equipment, net	11,234	10,992
Operating lease right-of-use assets	20,496	20,805
Deferred contract acquisition and fulfillment costs, noncurrent	4,242	4,198
Long-term investments and other long-term assets	11,838	11,658
Commercial agreement asset	531	-
Goodwill	375,399	375,399
Intangible assets, net	52,385	46,407
Total long-term assets	476,125	469,459
Total assets	$1,462,787	$1,301,387
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$91,585	$65,826
Accrued expenses and other current liabilities	231,665	182,366
Funds payable to Customers	181,650	116,178
Short term operating lease liabilities	5,053	5,257
Total current liabilities	509,953	369,627
Long-term liabilities:
Long term operating lease liabilities	18,449	18,641
Deferred tax liabilities, net	286	286
Other long-term liabilities	1,415	1,440
Total liabilities	$530,103	$389,994

Shareholders’ equity:
Share capital and additional paid-in capital	1,466,231	1,476,290
Accumulated comprehensive income (loss)	2,800	40
Accumulated deficit	(536,347)	(564,937)
Total shareholders’ equity	932,684	911,393
Total liabilities and shareholders’ equity	$1,462,787	$1,301,387

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2025	2026
	(Unaudited)
Revenue	$189,882	$252,086
Cost of revenue	105,798	137,206
Gross profit	84,084	114,880

Operating expenses:
Research and development	28,138	32,975
Sales and marketing	63,938	34,432
General and administrative	11,193	14,501
Total operating expenses	103,269	81,908
Operating profit (loss)	(19,185)	32,972
Financial expenses (income), net	(1,870)	1,454
Profit (loss) before income taxes	(17,315)	31,518
Income taxes	541	1,163
Net profit (loss) attributable to ordinary shareholders	$(17,856)	$30,355
Net profit (loss) per share attributable to ordinary shareholders, basic	$(0.11)	0.18
Net profit (loss) per share attributable to ordinary shareholders, diluted	(0.11)	0.17
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	169,346,771	168,262,673
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, diluted	169,346,771	174,006,949

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2025	2026
	(Unaudited)
Operating activities
Net profit (loss)	$(17,856)	$30,355
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	536	605
Share-based compensation expense	8,793	9,950
Commercial agreement asset amortization	37,017	531
Intangible assets amortization	4,402	5,978
Changes in accrued interest and exchange rate on short-term deposits	(842)	(5)
Unrealized loss (gain) on foreign currency	(1,477)	(1,205)
Accounts receivable	6,471	11,557
Prepaid expenses and other assets	(28,405)	5,381
Funds receivable	(9,182)	4,375
Long-term receivables	101	316
Funds payable to customers	(35,500)	(65,472)
Operating lease ROU assets	1,064	1,040
Deferred contract acquisition and fulfillment costs	(101)	28
Accounts payable	(12,375)	(25,759)
Accrued expenses and other liabilities	(23,710)	(49,276)
Operating lease liabilities	(983)	(953)
Net cash (used in) provided by operating activities	(72,047)	(72,554)
Investing activities
Investment in marketable securities	(17,768)	(4,406)
Proceeds from marketable securities	999	3,391
Investment in short-term investments and deposits	(70,972)	(112,980)
Proceeds from short-term investments	67,059	112,930
Investment in long-term deposits	-	(136)
Purchases of property and equipment	(548)	(361)
Net cash (used in) provided by investing activities	(21,230)	(1,562)
Financing activities
Repurchase of shares	-	(58,945)
Proceeds from exercise of share options	210	81
Net cash (used in) provided by financing activities	210	(58,864)
Exchange rate differences on balances of cash, cash equivalents and restricted cash	1,477	1,205
Net increase (decrease) in cash, cash equivalents, and restricted cash	(91,590)	(131,775)
Cash and cash equivalents and restricted cash—beginning of period	331,682	374,915
Cash and cash equivalents and restricted cash—end of period	$240,092	$243,140

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended
	March 31,
	2025		2026
	(Unaudited)
Key performance metrics
Gross Merchandise Value	1,242,514		1,742,121
Adjusted EBITDA (a)	31,563		50,159

Revenue by Category
Service fees	83,983	44%	120,820	48%
Fulfillment services	105,899	56%	131,266	52%
Total revenue	$189,882	100%	$252,086	100%

Revenue by merchant outbound region
United States	100,554	53%	126,379	50%
United Kingdom	41,747	22%	47,271	19%
European Union	33,530	18%	53,404	21%
Israel	401	0%	367	0%
Other	13,650	7%	24,665	10%
Total revenue	$189,882	100%	$252,086	100%

(a)	See reconciliation to Adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2025	2026
	(Unaudited)
Gross profit	84,084	114,880

Amortization of acquired intangibles included in cost of revenue	2,198	3,574
Non-GAAP gross profit	86,282	118,454

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended
	March 31,
	2025	2026
	(Unaudited)
Net profit (loss)	(17,856)	30,355
Income tax (benefit) expenses	541	1,163
Financial expenses (income), net	(1,870)	1,454
Stock-based compensation:
Cost of revenue	267	255
Research and development	3,625	4,449
Selling and marketing	1,438	1,621
General and administrative	3,463	3,625
Total stock-based compensation	8,793	9,950

Depreciation and amortization	536	605

Commercial agreement asset amortization	37,017	531

Merger related contingent consideration	-	123

Amortization of acquired intangibles	4,402	5,978
Adjusted EBITDA	31,563	50,159

Global-E Online Ltd.
RECONCILIATION TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2025	2026
	(Unaudited)
Net cash (used in) provided by operating activities	(72,047)	(72,554)
Purchase of property and equipment	(548)	(361)
Free Cash Flow	(72,595)	(72,915)

Global-E Online Ltd.
RECONCILIATION TO NON-GAAP NET PROFIT AND NON-GAAP NET PROFIT PER SHARE
(In thousands)

	Three Months Ended
	March 31,
	2025	2026
	(Unaudited)
Net profit (loss)	$(17,856)	$30,355
Stock-based compensation	8,793	9,950
Commercial agreement asset amortization	37,017	531
Amortization of acquired intangibles	4,402	5,978
Merger related contingent consideration	-	123
Non-GAAP net profit	$32,356	$46,937

Non-GAAP net profit per share, basic	$0.19	$0.28
Non-GAAP net profit per share, diluted	$0.18	$0.27
Weighted-average shares used in computing Non-GAAP net profit per share attributable to ordinary shareholders, basic	169,346,771	168,262,673
Weighted-average shares used in computing Non-GAAP net profit per share attributable to ordinary shareholders, diluted	176,050,241	174,006,949